Conflict Minerals Report for Calendar Year 2019
Pursuant to Rule 13p-1 under the Securities Exchange Act of 1934

1.    Introduction

Hanesbrands Inc. (“HanesBrands,” “we,” “us,” “our,” or the “Company”) is a socially responsible manufacturer and marketer of leading everyday basic apparel under some of the world’s strongest apparel brands. We manufacture and contract to manufacture certain products that may contain columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, such as tantalum, tin, and tungsten (collectively, “conflict minerals”).  For example, tin or tin derivatives are found in zippers, hooks, fasteners, grommets, bra underwires, and other metal components. We are committed to sourcing materials from companies that share our values regarding human rights, ethics, and environmental responsibility, and we seek to avoid the use of conflict minerals which directly or indirectly finance or benefit armed groups in the Democratic Republic of the Congo (the “DRC”) or adjoining countries.

Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”) require public companies, including HanesBrands, to provide certain disclosures about conflict minerals that are necessary to the functionality or production of a product manufactured (or contracted to be manufactured) by the company. This Conflict Minerals Report describes the measures we have taken to exercise due diligence on the source and chain of custody of the conflict minerals contained in our products manufactured during the 2019 calendar year (the “Reporting Period”). Therefore, in connection with this Conflict Minerals Report, the term “Completed Products” refers to products that we manufactured or contracted to be manufactured during the Reporting Period.

2.    Reasonable Country of Origin Inquiry

Our conflict minerals due diligence process began with a reasonable country of origin inquiry (“RCOI”) for all conflict minerals known to be contained in our Completed Products. To implement the RCOI, the companies that provide relevant parts, materials, and finished goods directly to HanesBrands and our licensees (collectively, our “suppliers”) were engaged to collect information regarding the presence and sourcing of conflict minerals used in those products. Information was collected, stored, and evaluated largely using an online platform provided by a third party vendor, Source Intelligence.
Our supplier engagement included the following steps:

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An introductory email was sent by HanesBrands to all suppliers describing our Conflict Minerals Compliance Program and requesting information concerning the presence of conflict minerals in the supplier’s products.

•	Following that introductory email, Source Intelligence sent a subsequent email to suppliers containing registration information and a survey request link for the online data collection platform.

•	Up to five additional reminder emails were sent by HanesBrands and Source Intelligence to any non-responsive supplier from whom we requested survey completion.

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Suppliers who remained non-responsive to email reminders were contacted by telephone and offered assistance. This assistance included, but was not limited to, providing further information about our Conflict Minerals Compliance Program, explaining why the information was being collected, explaining how the information would be used, and clarifying how the needed information could be provided.

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If, after these efforts, a given supplier still did not provide the information requested, an escalation process was initiated. The escalation process consisted of direct outreach to these suppliers by HanesBrands employees requesting their participation in our Conflict Minerals Compliance Program.

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In recognition that the information requested can take time to collect and aggregate, suppliers were given a final deadline of March 31, 2020, to provide information about the metal components present in their supply chains for the Reporting Period.

The RCOI utilized the Conflict Minerals Reporting Template (the “CMRT”) developed by the Conflict Free Sourcing Initiative (the “CFSI”) for data collection. Source Intelligence assisted in evaluating supplier responses for plausibility, consistency and gaps, both in terms of information on the products that were stated to contain or not contain necessary conflict minerals and information on the origin of those conflict minerals. Additional supplier contacts were conducted by Source Intelligence to address various issues including implausible statements regarding the presence of conflict minerals, incomplete data on CMRTs, responses that did not identify smelters or refiners (“SORs”), and responses that indicated sourcing location without complete supporting information from the supply chain.

A total of 96 suppliers were contacted as part of our RCOI process. The response rate among these suppliers was 100%.

Based on the results of our RCOI, which indicated that one or more of our product components contained conflict minerals that may have originated in the DRC or an adjoining country, we exercised continued due diligence on the source and chain of custody of those conflict minerals as further described below.

3.     Conflict Minerals Due Diligence

Our conflict minerals due diligence process is based on the Organization for Economic Cooperation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (the “OECD Guidance”). It is important to note that the OECD Guidance was written for both “upstream” companies (those between the mine and the SORs) and “downstream” companies (those entities between the SORs and the retailer/consumer). Because HanesBrands is a downstream company in the supply chain, our due diligence practices were tailored accordingly.

Our due diligence measures included the following:

Establishing Strong Company Management Systems

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We have adopted a Conflict Minerals Policy, which details the standards by which our supply chain due diligence will be conducted. Our Conflict Minerals Policy is publicly available at www.HanesforGood.com.

•	We maintain an internal team in our Corporate Social Responsibility group to support the appropriate supply chain due diligence.

•	We have established a system of controls and transparency over our mineral supply chain through our work with Source Intelligence.

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We have implemented internal measures to strengthen our engagement with suppliers on these issues, including incorporating our Conflict Minerals Policy into contracts and/or agreements with relevant suppliers.

Identifying and Assessing Risk in Our Supply Chain

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Through our work with Source Intelligence, we engage with the SORs to obtain mine of origin information and to assess whether those SORs have carried out reasonable due diligence regarding their use of minerals from conflict-affected and high-risk areas.

Designing and Implementing a Strategy to Respond to Supply Chain Risks

•	We report risk management findings to senior management.

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With the help of Source Intelligence, we are refining our risk management plans to assist us in evaluating supplier relationships and avoiding the use of conflict minerals which directly or indirectly finance or benefit armed groups in the DRC or adjoining countries.

Carrying out Independent Third-Party Audits of Supply Chain Due Diligence

•	Companies at identified points in the supply chain will, as appropriate and required, have their due diligence practices audited by independent third parties.

Reporting on Supply Chain Due Diligence

•	We report annually on our supply chain due diligence efforts, including posting our most recent Form SD and Conflict Minerals Report at www.HanesforGood.com.

4.    Smelters or Refiners and Country of Origin of Conflict Minerals

We requested that our suppliers use the CMRT to identify the SORs used to produce any conflict minerals in their products and to identify the country of origin of the minerals. For those SORs that are known or thought to be sourcing from the DRC or an adjoining country, additional investigation was conducted by Source Intelligence to determine the source and chain of custody of the conflict minerals. Source Intelligence relied on the following internationally accepted audit standards to determine which SORs are considered to be “DRC conflict free”: the Responsible Minerals Assurance Process (RMAP), the London Bullion Market Association Good Delivery Program, and the Responsible Jewellery Council Chain of Custody Certification. In addition, Source Intelligence is an official vendor member of the Responsible Minerals Initiative (RMI), which further facilitates the exchange of supply chain data and technical information in connection with our continuing efforts for global ethical sourcing of materials. If the SOR was not certified by these internationally recognized standards, Source Intelligence attempted to contact the SOR to gain more information about its sourcing practices, including countries of origin and transfer, as well as whether there were any internal due diligence procedures in place or other processes the SOR takes to track the chain of custody of its mineral ores. Source Intelligence considered whether the SOR had a documented, effective and communicated conflict free sourcing policy, an accounting system to support a mass balance of materials processed, and traceability documentation. Internet research was also performed to determine whether there were any outside sources of information regarding the SOR’s sourcing practices. As many as three contact attempts were made by Source Intelligence to these SORs to gather information on mine, country of origin, and sourcing practices.

Based on these responses, we were able to verify the SORs listed in Appendix A to this Conflict Minerals Report were used to produce conflict minerals in certain of our suppliers’ products that may have been provided to HanesBrands. It should be noted that in many cases, the summarized SOR information provided to us by our suppliers was produced at a company or divisional level based on all of their products as a whole, rather than being limited to the specific products supplied to HanesBrands. As a result, we are unable to determine whether all of the SORs listed in Appendix A were actually in our supply chain and our products during the Reporting Period. That said, each of the SORs listed in Appendix A has received a “conflict-free” designation from an independent third party audit program as of March 31, 2020.

5.    Ongoing Efforts
We evaluate our suppliers’ continued compliance with our Conflict Minerals Policy and seek to mitigate the risk that the conflict minerals contained in our products benefit armed groups in the DRC or adjoining countries.  With the assistance of Source Intelligence, as appropriate, our ongoing supply chain due diligence efforts include the following measures:

•	Assessing the presence of conflict minerals in our supply chain;

•	Clearly communicating expectations to our suppliers with regard to supplier performance, transparency, and sourcing;

•	Comparing RCOI results to information collected through independent conflict free smelter validation programs; and

•	Contacting smelters identified as a result of the RCOI process and requesting their participation in obtaining a “conflict free” designation from an industry program.

Appendix A

*Denotes SOR that has received a “conflict free” designation from an independent third party audit program as of March 31, 2020.

Gold
None

Tin

China Tin Group Co., Ltd.*
Soft Metais Ltda.*
Metallic Resources, Inc.*
PT Timah Tbk Kundur*
Yunnan Chengfeng Non-ferrous Metals Co., Ltd.*
Gejiu Yunxin Nonferrous Electrolysis Co., Ltd.*
PT Artha Cipta Langgeng*
PT Timah Tbk Mentok*
Yunnan Tin Company Limited*
PT Refined Bangka Tin*
Minsur*
Gejiu Non-Ferrous Metal Processing Co., Ltd.*
Operaciones Metalurgicas S.A.*
Mitsubishi Materials Corporation*
EM Vinto*

Tungsten
None

Tantalum
None

We believe the countries of origin for the conflict minerals produced by these SORs to include Argentina, Australia, Austria, Belgium, Bolivia, Brazil, Cambodia, Canada, Chile, China, Colombia, Czech Republic, Djibouti, the Democratic Republic of the Congo (Kinshasa), Ecuador, Egypt, Estonia, Ethiopia, France, Germany, Guyana, Hong Kong, Hungary, India, Indonesia, Ireland, Israel, Ivory Coast, Japan, Kazakhstan, Laos, Luxembourg, Madagascar, Malaysia, Mexico, Mongolia, Myanmar, Namibia, the Netherlands, Nigeria, Papua New Guinea, Peru, the Philippines, Portugal, Republic of the Congo (Brazzaville), Russia, Sierra Leone, Singapore, Slovakia, South Korea, Spain, Suriname, Switzerland, Taiwan, Thailand, the United Kingdom, the United States of America, Uzbekistan, Vietnam and Zimbabwe.

Each SOR that indicated that certain of its conflict minerals originated in the DRC or an adjoining country has received a “conflict free” designation from an independent third party audit program.